

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

VIA U.S. MAIL AND FACSIMILE

Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee
P.O. Box 830650
Dallas, Texas 75283-0650

      Re: Hugoton Royalty Trust
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed February 23, 2010
             File No. 1-10476

Dear Ms. Willis:

We have reviewed your letter dated September 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

1.   We note your response to prior comment 4. Black's Law Dictionary defines "beneficial interest" as a profit, benefit, or advantage resulting from a contract. Please clearly explain how your interest in the cash proceeds received by the operator differs from this

definition. In addition, we note your statement that these contracts are entered into by the operator in the ordinary course of its business. Please provide an analysis as to whether these contracts are made in the ordinary course of the business of the *registrant*, and whether the registrant's business is substantially dependent upon any of these contracts. For example, we note your disclosure on page 31 that "Most of the production from the Hugoton area is sold under a contract to Timberland Gathering & Processing Company, Inc…. Much of the gas production in Major County, Oklahoma is sold to Ringwood Gathering Company…."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief